Exhibit 99.1

ZK International Group Co., Ltd. Provides Update on COVID-19 (Coronavirus) and Pre-Announces

Revenues for the First Half of Fiscal Year 2020

WENZHOU, China, April 8, 2020 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, announced today an update regarding the impact of COVID-19 (the “coronavirus”) on its operations.

After longer than usual shutdowns that spanned much of February due to Chinese New Year holidays and subsequently coronavirus-induced government mandated lockdown order, the production at the Company’s manufacturing facilities in Wenzhou City has resumed since early March and has been running at full capacity. The Company experienced increased backlog of orders during the shutdown period and now expects gradual easing of the backlog as its production returns to full capacity.

Additionally, ZK International announced that, despite the brief disruption in production and product work flow, the mandatory coronavirus lockdowns have not had material adverse impact on the Company’s operations and anticipated revenues for the current fiscal year.

Mr. Jiancong Huang, the Company’s CEO and Chairman stated, “Even with the slow-down in the last two months, we have managed to get our manufacturing facilities completely up to speed and operate at full capacity.

We look forward to another productive year, as we have built new relationships and have begun to explore new strategic opportunities that could solidify the future growth of the Company.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for sophisticated water and gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the Beijing 2008 Summer Olympics facilities(including the "Water Cube", and "Bird's Nest”).  Focusing on producing superior quality and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinking water to both China’s domestic market and international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1 (732) 910-9692
Email: ttian@weitianco.com